SYNTHENOL INC
Suite 206, 388 Drake Street, Vancouver, BC, V6B 6A8
Tel: 604.648.2090 • Fax: 604.648.2091

May 10, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
USA 20549-0308

Attention:	Tia Jenkins
Ethan Horowitz
Brian Bhandari

Dear Sirs/Mesdames:

RE:	Form 10-KSB for Synthenol Inc for Fiscal Year Ended December 31, 2006

File  No. 000-29219

The following is Synthenol Inc.’s response to your letter dated May 1, 2007. In connection with this response, we have filed an Amendment to our Form 10-KSB for the fiscal year ended December 31, 2006, and we enclosed a redlined copy of the revised 10-KSB/A.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM, page 15

1.
We note your current independent accountant placed reliance on the work of another accountant for prior periods presented in your financial statements. Please amend your filing to include the report of your prior independent accountant (i.e. Amisano Hanson) for the prior periods referenced in accordance with Article 2-05 of Regulation S-X.

Thereferenced report of Amisano Hanson, dated March 1, 2006, has been inserted.

2.
We note you included a statement of operations from discontinued operations as Schedule 1 on page 22. This schedule appears to be audited. Please advise your auditor to revise their opinion to clearly describe the degree of responsibility they are taking with respect to this schedule. For guidance, please refer to Section 551 of the codification of AICPA Auditing Standards.

Our auditor has revised their audit report and opinion contained therein to include schedule 1.

Securities and Exchange Commission
May 1, 2007

ITEM 8a. CONTROLS AND PROCEDURES. Page 29

3.
You disclose that your disclosure controls and procedures are effective in connection with the filing of this Annual Report on Form 10-KSB for the year ended December 31, 2004. Please revise to (i) disclose your conclusion regarding the effectiveness of the disclosure controls and procedures at December 31, 2006, (ii) refer to either Rule 13a-15(e) or 15d-15(e) of the Exchange Act, not Rule13(a)-14 as disclosed and (iii) disclose that your evaluation of disclosure controls and procedures was conducted as of the end of the period covered by the report, not upon the filing due date of the report as disclosed.

Section (i) of Item 8a has been amended.

4.
Please revise your disclosure related to internal control over financial reporting to (i) clarify that the assessment report due in respect to internal control over financial reporting is not required of non-accelerated filers prior to fiscal years ending on or after July 15, 2007, not July 15, 2005, as disclosed and (ii) specify the period for which there were no significant changes to your internal controls (i.e. during your last fiscal quarter or your fourth fiscal quarter in the case of your annual report).

Section (ii) and (iii) of Item 8a has been amended.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES, page 35

5.
We note that your disclosure of the audit fees paid to Amisano Hanson includes a heading that states: "Amounts for AH are not correct." Please amend your filing to include the correct amount of the audit fees paid to Amisano Hanson for the fiscal years ended December 31, 2006 and December 31, 2005.

The amounts listed for audit fees are correct.  The heading had not been removed from the draft revisions once the values had been corrected to properly correspond to the audit of each of the quarters within the specified year.

SIGNATURES, page 36

6.	We note that the signatures of John Page and Cecil Morris are not dated. Please amend your filing to include the date of their signature.

Dates have been added to the signature pages.

Securities and Exchange Commission
May 1, 2007

SECTION 302 CERTIFICATION, EXHIBITS 31.1 AND 31.2

7.	We note that the Section 302 Certifications signed by John Page and Cecil Morris are not dated. Please amend your filing to include certifications that are dated.

Dates have been added the Section 302 Certifications.

SECTION 906 CERTIFICATIONS, EXHIBITS 32.1 AND 32.2

8.	We note that the Section 906 Certifications signed by John Page and Cecil Morris are not dated. Please amend your filing to include certifications that are dated.

Dates have been added the Section 906 Certifications.

EXCHANGE ACT FILINGS

9.
It appears your disposition of Skill Poker.com, Inc. on March 1, 2006 would have required you to file a Form 8-K pursuant to Item 2 thereof. Tell us how you considered the guidance set forth under Item 2 of Form 8-K to support your conclusion not to report this transaction or file an Item 2 Form 8-K immediately along with executed copies of the transaction's underlying agreements.

The Form 8-K has been filed on May 7, 2007 with the Minutes of the Board of Directors and the agreement to sell the shares entered in as exhibits.

COMPANY STATEMENT

Synthenol Inc. is responsible for the adequacy and accuracy of the disclosure in the filings with the SEC.  We understand that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and we understand that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,
SYNTHENOL INC.

per:	/s/ Cecil Morris
Cecil Morris, President